January 12, 2010

Mr. Wilson K. Lee

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Anworth Mortgage Asset Corporation
Form 10-K as of December 31, 2008
Filed on March 12, 2009
File No. 001-13709

Dear Mr. Lee:

We are responding to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated December 22, 2009 (the “Comment Letter”) addressed to Mr. Thad Brown, Chief Financial Officer of Anworth Mortgage Asset Corporation (the “Company”) regarding our Form 10-K for our fiscal year ended December 31, 2008 and our Schedule 14A filed on April 21, 2009. Each of the numbered paragraphs below is a response to the corresponding numbered paragraph in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Note 5 – Fair Value of Financial Instruments, pages F-19 –F-20

1.	We note you have transferred your Non-Agency MBS from Level 2 inputs to Level 3 inputs given the severely reduced trading activity surrounding the Non-Agency MBS. Please tell us and disclose in future filings what criteria you use to determine whether the market for your financial instruments is active or inactive and how you factored illiquidity into your fair value determination of those financial instruments.

Response: Historically, the Company has received non-binding indications of value from brokers who make markets in Non-Agency MBS and who also observe market activity in our Non-Agency MBS as well as other similar securities. We also observe market transactions in the securities owned by us, as well as other similar securities. As the market for Non-Agency MBS became more volatile and less liquid, the Company received fewer indications of value on these securities. At December 31, 2008, we were unable to get any brokers who made markets in these securities to provide valuation information on the Company’s Non-Agency MBS.

Instead, we obtained valuations at December 31, 2008 for the Company’s Non-Agency MBS from an experienced independent third party pricing service, whose methodologies are based on broker provided pricing information, as well as indirect observation of market activity. Although we continued to monitor market activity for the Non-Agency MBS in the

Company’s portfolio, as well as for other similar securities, given the lack of trading activity that we were able to observe, we placed more weight on the third party pricing service valuation as it was both independent and specifically determined. As a result of the lack of valuation information from brokers and our own observations of market activity, we determined that the market for our Non-Agency MBS was inactive. We also believe that the valuations obtained from the independent third party pricing service already take into account the illiquidity of the market for Non-Agency MBS and therefore we do not apply our own liquidity discount when determining their fair value.

We will disclose in future filings the criteria used to determine whether the market for our financial instruments is active or inactive and how we factored illiquidity into our fair value determination of these financial instruments.

2.	We note you rely on third party bid price indications provided by dealers and independent third party pricing services. Explain to us, and consider disclosing in future filings, how the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

-	the number of quotes or prices you generally obtained per instruments, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
-	whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
-	whether the broker quotes are binding or non-binding; and
-	the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with FASB Accounting Standards Codification Section 820, and to ensure that you properly classified your assets or liabilities in the fair value hierarchy.

Response: The Agency MBS market is primarily an over-the-counter market. As such, there are no standard, public market quotations or published trading data for individual MBS securities. Traders at broker-dealers function as market makers for these securities and these brokers have the most complete view of the trading activity. Brokers do not receive compensation for providing pricing information to the Company. Most brokers will provide pricing only for the securities that they have traded with the Company. As the Company’s portfolio consists of hundreds of similar, but distinct, securities that have each been traded with only one broker counterparty, the Company generally seeks to have each Agency MBS security priced by the one broker. The prices received are non-binding offers to trade, but are indicative quotations of the market value of the Company’s securities as of the market close of the last day of each quarter. The brokers receive trading data from several traders that participate in the active markets for these securities and directly observe numerous trades of securities similar to the securities owned by the Company. Given the volume of market activity for Agency MBS, it is our belief that the broker pricing accurately reflects market information for actual, contemporaneous transactions. We do not adjust quotes or prices we obtain from brokers and pricing services.

In the limited instances where valuations are received on a security from multiple brokers, we use the median value of the prices received to determine fair value.

To validate the prices we obtain, to ensure our fair value determinations are consistent with FASB Accounting Standards Codification Section 820, and to ensure that we properly classify our assets and liabilities in the fair value hierarchy, we evaluate the pricing information we receive taking into account factors such as coupon, prepayment experience, fixed/adjustable rate, coupon index, time to next reset and issuing agency, among other factors. Based on these factors, broker prices are compared to prices of similar securities provided by other brokers. If we determine (based on such a comparison and our market knowledge and expertise) that a security is priced significantly differently than similar securities, the broker is contacted and requested to revisit their valuation of the security. If a broker refuses to reconsider its valuation, we will request pricing from another broker and use the median value of the prices received to determine fair value. If we are unable to receive a valuation from another broker, the price received from an independent third party pricing service will be used, if it is determined (based on our market knowledge and expertise) to be more reliable than the broker pricing. We will disclose this information in future filings.

Proxy Statement on Schedule 14A filed April 21, 2009

Compensation Discussion and Analysis, page 12

Bonuses, page 14

1.	We refer to the Summary Compensation Table and related footnotes on page 19 and note that you rewarded bonuses to your named executive officers “based on their individual performance and such other criteria as the Compensation and/or the Chief Executive Officer deemed appropriate.” We refer to comment 10 from our letter dated August 4, 2008 and your response dated August 15, 2008 and note that the individual performance and other criteria used by the Compensation Committee in determining bonus amounts remains unclear. Please tell us the criteria and performance measures used by your Compensation Committee to determine bonus amounts for each named executive officer.

Response:

The Compensation Committee has considerable discretion when determining bonus amounts other than bonuses paid pursuant to an employment agreement or the 2002 Incentive Plan. When exercising this discretion, the Compensation Committee considers various criteria and performance measures, including:

a.	the named executive officer’s (NEO) specific responsibilities during the calendar year;
b.	the NEO’s specific accomplishments during the calendar year;
c.	any exceptional contributions by the NEO during the calendar year;

d.	annualized base salary paid to the NEO during the current calendar year and the two prior calendar years;
e.	the amount, if any, of any bonus paid to the NEO pursuant to an employment agreement and the 2002 Incentive Plan during the current calendar year and the two prior calendar years;
f.	the proportion of the NEO’s compensation allocated between cash and restricted stock received during the current calendar year and the two prior calendar years;
g.	the amount of any restricted stock granted to the NEO during the current calendar year and the two prior calendar years;
h.	the salary and total compensation paid to other mortgage REIT executives with similar responsibilities; and
i.	the NEO’s qualifications and level of experience, which includes educational and employment experience.

We will include this additional information in our future proxy statement filings.

Dividend Equivalent Rights, page 16

2.	Please clarify which officers received DERs and the amount they received. Please state the criteria used by the Compensation Committee in awarding these grants and how these criteria were applied to each DER recipient in making award determinations.

Response:

On February 22, 2008 and December 22, 2008, the following officers received grants of DERs: Lloyd McAdams, Chief Executive Officer, received 67,000 and 32,000 DERs, respectively; Joseph McAdams, Chief Investment Officer, received 51,000 and 24,500 DERs, respectively; and Thad Brown, Charles Siegel and Bistra Pashamova each received 34,000 and 16,500 DERs, respectively. In awarding DERs, the Compensation Committee considered the same criteria as for bonuses as detailed in the response above regarding bonuses. More specifically, the criteria were applied as follows: the Compensation Committee first decided which individuals should receive DERs; next, the Compensation Committee took into consideration each individual’s total compensation, past DER awards, if any, and their position with the Company. As a result, our CEO received the largest grants, our CIO received the second largest grants and the remainder of our officers each received an equal number of DERs.

As requested in the Comment Letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing information is responsive to your requests in the Comment Letter. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned at (310) 255-4460. Thank you for your assistance.

Respectfully submitted,

/s/ Thad M. Brown
By: Thad M. Brown Title: Chief Financial Officer and Secretary

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